UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Further to the relevant facts dated September 13, 2013 and September 25, 2013, BBVA hereby communicates that the trading period for the free allotment rights of the free-of-charge capital increase adopted under Agenda item four section 4.2 by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders held on March 15, 2013 and corresponding to the “Dividendo Opción” program, has ended today, October 14, 2013.

During the period set for that purpose, the holders of 11.72% of the free allotment rights have accepted BBVA’s undertaking to acquire such free allotment rights. Consequently, BBVA has acquired 670,834,333 rights for a total consideration of 66,412,598.97 Euros. BBVA has waived the free allotment rights so acquired.

The holders of the remaining 88.28% of the free allotment rights have chosen to receive new BBVA ordinary shares. Thus, the definitive number of BBVA ordinary shares of 0.49 Euros of par value issued in the free-of-charge capital increase will be 61,627,952, and the amount of the capital increase will be 30,197,696.48 Euros.

It is envisaged that the authorization for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on October 22, 2013, so that ordinary trading of such shares in Spain will commence on October 23, 2013. Admission to listing of the new shares (including American Depositary Shares underlying new shares) in the other Stock Exchanges where BBVA is listed shall also be requested.

Madrid, October 14, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 14, 2013	By:	/s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital and Funding Management Director